[redacted]

SECUR ION

13025327

SEC Mail Received AUG 2 193 Section WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 01633

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/12 (MM/DD/YY) AND ENDING 6/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McCourtney-Breckenridge & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10097 Manchester Road, Suite 101
(No. and Street)

St. Louis (City) MO (State) 63122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terry L. Cook (314) 966-6514
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Ristau & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

13023 Tesson Ferry Road, Suite 201 (Address) St. Louis (City) MO (State) 63128 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 26 2013 REGISTRATIONS BRANCH 16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Terry L. Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McCourtney-Breckenridge & Company, as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEVEN H DUSTMANN
Notary Public-Notary Seal
State of Missouri, St Louis County
Commission # 12605620
My Commission Expires Sep 12, 2016

Terry L. Cook
Signature

Vice President & Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McCOURTNEY-BRECKENRIDGE & COMPANY

Statement of Financial Condition with Independent Auditors' Report June 30, 2013

Cummings, Ristau & Associates, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

McCOURTNEY-BRECKENRIDGE & COMPANY

STATEMENT OF FINANCIAL CONDITION WITH INDEPENDENT AUDITORS' REPORT

June 30, 2013

McCOURTNEY-BRECKENRIDGE & COMPANY
St. Louis, Missouri

Table of Contents

June 30, 2013

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

13023 Tesson Ferry Road, Suite 201
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902

Independent Auditors' Report

The Board of Directors and Stockholders
McCourtney-Breckenridge & Company:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of McCourtney-Breckenridge & Company (the Company) as of June 30, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of McCourtney-Breckenridge & Company as of June 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
August 15, 2013

McCOURTNEY-BRECKENRIDGE & COMPANY

Statement of Financial Condition

June 30, 2013

ASSETS

Cash and cash equivalents	$ 362,842
Deposits with clearing organizations	20,000
Receivables from clearing broker	14,923
Furniture and equipment, net of accumulated depreciation of $57,218	450
Income taxes receivable	6,633
Deferred income taxes (note 3)	8,520
Other assets	932
	$ 414,300

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities – accounts payable and accrued expenses	$ 13,917
Stockholders' equity (note 4):	
Capital stock, $10 par value; 4,500 shares authorized, issued, and outstanding	45,000
Class A common stock, nonvoting, equal participation with capital stock in dividends, $10 par value; 4,500 shares authorized, 400 shares issued and outstanding	4,000
Additional paid-in capital	21,086
Retained earnings	655,985
Treasury stock, at cost (2,783 shares of capital stock and 224 shares of Class A common stock)	(325,688)
	400,383
	$ 414,300

See accompanying notes to statement of financial condition.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

McCourtney-Breckenridge & Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as a fully disclosed introducing broker and does not maintain customer accounts or securities.

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions

Security transactions and related revenues and expenses are recorded on a settlement date basis, which did not differ materially from a trade date basis during the year ended June 30, 2013.

Furniture and Equipment

Furniture and equipment are carried at cost. When retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized from disposition, is reflected in operations.

Depreciation is computed on the straight-line method for financial reporting purposes as follows: furniture and fixtures – two to four years; computer equipment – three years.

Income Taxes

Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using expected tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date. Penalties and interest assessed by taxing authorities are included in income tax expense in the year assessed, unless such amounts relate to uncertain tax positions. The Company has no uncertain tax positions at June 30, 2013.

The Company has not had its federal and state income tax returns examined by the Internal Revenue Service or State of Missouri for several years. The federal and state income tax returns are subject to examination by the Internal Revenue Service or State of Missouri generally for three years after they are filed.

Cash and Cash Equivalents
The Company considers investments with an original maturity of three months or less to be cash equivalents.

Subsequent Events
The Company has considered all events occurring subsequent to June 30, 2013 for possible disclosure through August 15, 2013, the date these financial statements were issued.

NOTE 2 – OPERATING LEASE

The Company leases its office space under a lease which expires on June 30, 2014. Minimum rental commitments under this noncancelable operating lease at June 30, 2013 are $10,879 for the year ending June 30, 2014 and in the aggregate.

NOTE 3 – INCOME TAXES

The tax effects of temporary differences which give rise to deferred tax assets at June 30, 2013 are presented below:

Mutual fund trailing commissions	$	887
Net operating loss carryforward		7,633
	$	8,520

The Company is required to provide a valuation reserve on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. At June 30, 2013, the Company had a net operating loss carryforward for tax reporting purposes of $36,168, which expires at various dates from 2031 to 2033. The Company has not established a valuation reserve at June 30, 2013 due to management's belief that all criteria for recognition have been met, including the existence of a history of taxes paid sufficient to support the realization of deferred tax assets.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rules (Rule 15c3-1) of the Securities and Exchange Commission. These rules prohibit a broker-dealer from engaging in any securities transaction at a time when its ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rules, exceeds 15 to 1. At June 30, 2013, the Company's net capital and required net capital were $377,047 and $100,000, respectively, and its ratio of aggregate indebtedness to net capital was .037 to 1.

NOTE 5 – UNSETTLED TRADES

The risk of loss on unsettled transactions is identical to settled transactions and relates to customers' or brokers' inability to meet the terms of their contracts. Credit risk is reduced by the industry policy of obtaining and maintaining adequate collateral until the commitment is completed. All unsettled trades at June 30, 2013 have been settled subsequent thereto.